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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 2):

                             DIEDRICH COFFEE, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                     253675
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                                 (CUSIP Number)

                           Jonathan B. Eddison, Esq.
                 2144 Michelson Drive, Irvine, California 92612
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 22, 1998
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            (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

                Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                     13D/A

CUSIP No. 253675                                               PAGE 2 OF 5 PAGES
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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Martin (includes The John Martin
              Revocable Trust established 6/16/92)
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS

      PF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                 [ ]

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   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                      7   SOLE VOTING POWER
                                                1,233,333
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                                   -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING                                  1,233,333
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                                   -0-
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,233,333
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      18.8%
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  14  TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT
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                                 SCHEDULE 13D/A
                                 --------------

                              DIEDRICH COFFEE, INC.
                              ---------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock of Diedrich Coffee, Inc. (the "Issuer"). The principal executive offices of Diedrich Coffee, Inc. are located at 2144 Michelson Drive, Irvine, California 92612.

ITEM 2. IDENTITY AND BACKGROUND

         a)  Name:  John E. Martin
         b)  Business address:  567 San Nicolas Dr.,
                       Newport Beach, CA 92660
         c)  Principal employment:  Chairman of the Boards of
                       Directors of Diedrich Coffee, Inc. and
                       Newriders, Inc.
         d)  Principal business of Diedrich Coffee, Inc.: owner and operator of premium coffee houses and roaster and wholesaler of premium roasted coffee beans; Principal business address of Coffee, Inc.: 2144 Michelson Dr., Irvine, CA 92612
         e)  Principal business of Newriders, Inc.: operator of
                       motorcycle themed restaurants; Principal business address of Newriders,Inc.: 1040 E. Herndon Avenue,
                       Suite 102, Fresno, CA
         f)  Criminal proceedings: None
         g)  Civil proceedings: None
         h)  Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

John E. Martin used personal funds in the aggregate amount of $141,717.20 to acquire the 50,000 shares of common stock of the Issuer which he owned as of November 17, 1997. John E. Martin used personal funds in the amount of $1,000,000 to acquire 333,333 shares of common stock of the Issuer on January 29, 1998 pursuant to a Common Stock Purchase Agreement with the Issuer dated November 17, 1997 ("Purchase Agreement"). It is presently anticipated that John
E. Martin will use personal funds and/or other consideration permitted by the Stock Option Plan and Agreement dated November 17, 1997 (the "Plan") between John E. Martin and the Issuer to purchase any shares pursuant to the Plan (upon satisfaction of certain conditions set forth in the Plan). The Purchase Agreement and the Plan were approved by the Issuer's Board of Directors on November 17, 1997, and by the Issuer's stockholders at a Special Meeting held on January 22, 1998.


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ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the common stock of the Issuer by John E. Martin is for investment purposes. The Purchase Agreement, the Plan and a letter agreement ("Letter Agreement") were entered into by the Issuer on November 17, 1997 to induce John E. Martin to become Chairman of the Board, to provide him incentives to grow the Issuer and to align his interests with those of the stockholders of the Issuer. Pursuant to the Letter Agreement, John E. Martin was named Chairman of the Board of Directors of the Issuer and became a member of its Board of Directors. The Purchase Agreement and the Plan were approved by the Issuer's Board of Directors on November 17, 1997, and by the Issuer's stockholders at a Special Meeting held on January 22, 1998. In connection with the stockholders' approval of the Purchase Agreement, on January 29, 1998 John E. Martin purchased all of the 333,333 shares of the Issuer's common stock available under the Purchase Agreement. In accordance with the terms of the Plan, John E. Martin has been granted options to acquire 850,000 shares of the Issuer's common stock (subject to the satisfaction of certain conditions) under the Plan.

On November 17, 1997, the Issuer also announced that Timothy Ryan would become President and Chief Executive Officer of the Issuer and would also be named to the Board of Directors of the Issuer. John E. Martin and Timothy Ryan had previously served together as officers of Taco Bell Worldwide.

Mr. Martin has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer other than as disclosed herein and in the Issuer's report on Form 8-K dated November 25, 1997, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, changes in the Issuer's articles or bylaws or with respect to delisting or deregistration of the Issuer's securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a) John E. Martin beneficially owned or has the right to acquire 1,233,333 shares of the common stock of the Issuer, of which 383,333 shares are presently owned by John E. Martin, and 850,000 shares may be acquired by John Martin pursuant to the Plan (subject to the satisfaction of certain conditions). The Issuer reported 5,391,650 shares of its common stock outstanding as of December 11, 1997. If John E. Martin were to acquire all of the shares which he has a right to acquire (subject, in the case of shares acquired pursuant to the Plan, to the satisfaction of certain conditions), he would own approximately 18.8% of the outstanding shares of common stock of the Issuer.

b) As to shares presently owned by John E. Martin, and as to the shares which he has the right to acquire (subject, in the case of shares acquired pursuant to the Plan, to the satisfaction of certain conditions), he has the sole power with respect to the voting and disposition of those shares.

c)       Not Applicable.

d)       Not Applicable.

e)       Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a Voting Agreement and Irrevocable Proxy (the "Voting Agreement") dated November 17, 1997 between John E. Martin, D.C.H., L.P., a California limited partnership ("CDH") and Martin Diedrich, an individual ("MRD"), DCH and MRD


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voted all of the shares of the Issuer owned by them (2,097,304 in the aggregate as of November 17, 1997) for approval of the Plan at a meeting of the Issuer's stockholders held on January 22, 1998 which approved the Stock Option Plan and Agreement with John E. Martin.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The Voting Agreement was filed as an Exhibit to Mr. Martin's Schedule 13D filed on November 25, 1997. The Stock Option Plan and Voting Agreement are Exhibits to the Form 8-K filed by the Issuer on November 25, 1997.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March __, 1998

                                                 /s/ JOHN E. MARTIN
                                                 ----------------------------
                                                 John E. Martin




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